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Filed by ValueClick, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Subject Company: ValueClick, Inc.
Commission File Number: 000-30135

        The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements herein include statements about the proposed ValueClick, Inc./Be Free, Inc. merger. The following factors, among others, could cause actual results to differ materially from those described herein: failure of the ValueClick or Be Free stockholders to approve the merger; the risk that the ValueClick and Be Free businesses will not be integrated successfully; the costs related to the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; and other economic, business, competitive and/or regulatory factors affecting ValueClick's and Be Free's businesses generally. More detailed information about those factors is set forth in filings by ValueClick and Be Free with the Securities and Exchange Commission, including ValueClick's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. ValueClick is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

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Investor and Press Contact: Elizabeth Lloyd ValueClick, Inc. 415.293.1866 elizabeth@valueclick.com

VALUECLICK, INC. REPORTS 2002 FIRST QUARTER RESULTS
Revenue and Pro Forma Operating Results Exceed Prior Guidance

        WESTLAKE VILLAGE, CA, May 8, 2002—ValueClick, Inc. (Nasdaq:VCLK), a leading provider of interactive and traditional marketing solutions, today reported the financial results for the first quarter ended March 31, 2002.

        For the first quarter ended March 31, 2002, ValueClick reported revenues of $12.4 million, exceeding the Company's prior guidance of $12.0 million for the quarter. The revenues represent a decrease of $360,000, or 2.8%, from revenues of $12.7 million for the first quarter of 2001. Net loss according to Generally Accepted Accounting Principles (GAAP) for the quarter was reduced by over 50% to $1.1 million or $0.02 per common share, compared to a net loss of $2.1 million, or $0.06 per share for the first quarter of 2001. Including interest income and excluding certain non-cash accounting items and non-recurring merger-related costs, pro forma operating loss for the recent quarter was $763,000, or $0.01 per common share, an improvement over prior guidance of a $1.0 million pro forma operating loss.

        The March 31, 2002 consolidated balance sheet remained strong with a cash and marketable securities balance of $160.0 million, working capital of $161.3 million, a quick ratio of 15:1 and total stockholders' equity of $164.4 million.

        "I am definitely proud of the progress the extended ValueClick organization has made during the past quarter, not only in exceeding the financial objectives we established for the period, but also by making significant strides in the advancement of our company as the leading total solutions provider in the online marketing industry," said James Zarley, Chairman and CEO of ValueClick. "Contributing to

our performance is the successful integration of the Mediaplex organization. We are ahead of schedule in achieving the cost reduction and growth objectives we established for the integration, which includes the product rollout through ValueClick's international distribution channels."

        "In addition to these achievements, we are excited about the pending merger with Be Free, Inc., which we announced at the end of the first quarter," continued Zarley. "The addition of Be Free's industry-leading affiliate marketing solutions further expands our growing technology product line. The merger will also enable us to accelerate and increase the profitability of both organizations, as well as increase the financial strength of our combined companies by creating a total cash and marketable securities balance of over $270 million. Combined with the expansive reach and performance of our media products, this enhanced technology offering will strengthen our capabilities in delivering proven solutions for our clients' present, and future, digital marketing needs."

First Quarter 2002 Conference Call Today

        Chief Executive Officer and Chairman James Zarley, Chief Financial Officer Kurt Johnson, and Chief Operating Officer and President of Media Sam Paisley will present an overview of the results and other factors affecting financial performance for the quarter during a conference call today at 1:00 p.m. PDT. To access this call, please dial 1-800-474-8920 for domestic and 1-719-457-2727 for international. The passcode is ValueClick. All analysts and investors who are interested in accessing the webcast are invited to visit the Investor Relations section of the ValueClick website (http://www.valueclick.com) or www.streetevents.com. A replay of the call will be available through May 22, 2002. The dial in numbers are 1-888-203-1112 for domestic and 1-719-457-0820 for international. The pass code is 586255.

About ValueClick, Inc.

        ValueClick, Inc. (Nasdaq:VCLK) is a leading provider of interactive and traditional marketing solutions. ValueClick, Inc. offers marketers and advertisers a wide spectrum of custom media and technology solutions such as publisher and real-time third party ad serving, CPM, CPC, and CPA models, agency management software, and both customer acquisition and customer retention email technology.

        ValueClick, Inc. provides results for clients such as General Motors, Inc., the Coca-Cola Company, Heineken N.V., Sara Lee Corporation, GlaxoSmithKline, Citigroup, Inc., American Express Company, British Airways, Hyatt Corporation, AAA, Ameriquest, WorldComm, the Wall Street Journal's Career Journal and Real Estate Journal, Barclays Bank, Dell Computers, Expedia, and Microsoft. For more information, please visit www.valueclick.com <http://www.valueclick.com>.

        This release contains forward-looking statements that involve risks and uncertainties, including trends in online advertising spending and estimates of future online performance-based advertising. Actual results may differ materially from the results predicted and reported results should not be considered an indication of future performance. Important factors which could cause actual results to differ materially from those expressed or implied in the forward-looking statements are detailed under "Risk Factors" and elsewhere in filings with the Securities and Exchange Commission made from time to time by ValueClick, including the registration statement as filed on Form S-4, as amended, used to register the shares offered in the proposed Be Free, Inc. merger, its 2001 Annual Report on Form 10-K filed on March 22, 2002, recent quarterly reports on Form 10-Q and current reports on Form 8-K. Other factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements include, among others, the inability to successfully integrate the Mediaplex business with ValueClick's business, failure of anticipated synergies to materialize, inability to manage growth or expenses, inability to develop, market and sell new products and services, and the risk that market demand for online advertising, and performance-based online advertising in particular, will not grow as rapidly as predicted. ValueClick undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

        Note: ValueClick provides pro forma net loss and pro forma net loss per share data as an alternative for understanding its operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from pro forma measures used by other companies.

ValueClick, Inc.
Condensed Consolidated Statement of Operations
(In thousands, except per share data)

	Three-month period ended March 31,
	2002	2001
	(unaudited)	(unaudited)
Revenues	$12,356	$12,716
Cost of revenues	4,571	6,123

Gross profit	7,785	6,593
Operating expenses:
Sales and marketing	3,966	2,965
General and administrative	3,738	3,710
Product development	2,121	1,041
Stock-based compensation	550	960
Amortization of intangible assets(1)	45	462
Merger related costs	17	713

Total operating expenses	10,437	9,851

Loss from operations	(2,652)	(3,258)
Interest income, net	1,277	1,390
Foreign currency transaction gain	59	—

Loss before income taxes and minority interests	(1,316)	(1,868)
(Provision for) benefit from income taxes	137	(100)

Loss before minority interest	(1,179)	(1,968)
Minority share of (income) loss in consolidated subsidiary	64	(144)

Net loss	$(1,115)	$(2,112)

Basic and diluted net loss per share	$(0.02)	$(0.06)

Shares used in computing basic and diluted net loss per share	53,250	36,436

(1)
Impact of SFAS 142—On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, ("SFAS 142"). In accordance with the provisions on SFAS 142, goodwill is no longer amortized. The Company's net loss for the three months ended March 31, 2001, excluding goodwill amortization, would have been $1,706 or $0.05 per share.

ValueClick, Inc.
Reconciliation of Loss From Operations to Pro Forma Net Income (Loss) from Operations
(In thousands, except per share data)

	Three-month period ended March 31,
	2002	2001
	(unaudited)	(unaudited)
Loss from operations	$(2,652)	$(3,258)
Stock-based compensation	550	960
Amortization of intangibles	45	462
Merger related costs	17	713
Interest income	1,277	1,390

Pro-forma net income (loss) from operations	$(763)	$267

Pro-forma net income (loss) per share	$(0.01)	$0.01

ValueClick, Inc.
Condensed Consolidated Balance Sheets
(In thousands)

	March 31, 2002	December 31, 2001
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$23,969	$26,891
Marketable securities	135,996	136,464
Accounts receivable	10,968	10,572
Allowance for doubtful accounts	(1,765)	(1,546)

Net accounts receivable	9,203	9,026
Income taxes receivable	340	257
Prepaid expenses and other current assets	989	1,190
Deferred tax assets	1,394	1,066

Total current assets	171,891	174,637
Property and equipment, net	5,535	7,125
Intangible assets, net	8,102	7,500
Other assets	1,623	1,364

Total assets	$187,151	$190,626

Liabilities and Stockholders' Equity
Accounts payable and accrued expenses	$9,992	$11,925
Deferred revenue	79	93
Income taxes payable	5	148
Note payable	266	266
Capital lease obligation	277	277

Total current liabilities	10,619	12,709
Note payable, less current portion	729	869
Capital lease obligation, less current portion	42	123
Other non-current liabilities	33	33
Minority interest in ValueClick Japan	11,321	11,385
Total stockholders' equity	164,407	165,507

Total liabilities and stockholders' equity	$187,151	$190,626

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        ValueClick, Inc. filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-84802), declared effective by the SEC on April 15, 2002, in connection with its proposed business combination transaction with Be Free, Inc., and ValueClick, Inc. and Be Free, Inc. filed with the SEC and mailed to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the proposed transaction. The Registration Statement and the Joint Proxy Statement/Prospectus contain important information about ValueClick, Be Free, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully.

        ValueClick and Be Free, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from ValueClick's or Be Free's stockholders in connection with the transaction. A list of the names of ValueClick's and Be Free's directors and executive officers and descriptions of their interests in ValueClick and Be Free is contained in the Joint Proxy Statement/Prospectus. Investors and security holders of ValueClick and Be Free may obtain additional information regarding the interests of the foregoing people by reading the Registration Statement and the Joint Proxy Statement/Prospectus.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, ValueClick and Be Free file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ValueClick and Be Free at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 800/SEC-0330 for further information about the public reference room. Investors and security holders will be able to obtain free copies of these documents filed by ValueClick and Be Free through the Web site maintained by the U.S. Securities and Exchange Commission at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and Joint Proxy Statement/Prospectus from ValueClick or Be Free by contacting the Investor Relations department at either company.

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VALUECLICK, INC. REPORTS 2002 FIRST QUARTER RESULTS Revenue and Pro Forma Operating Results Exceed Prior Guidance
ValueClick, Inc. Condensed Consolidated Statement of Operations (In thousands, except per share data)
ValueClick, Inc. Reconciliation of Loss From Operations to Pro Forma Net Income (Loss) from Operations (In thousands, except per share data)
ValueClick, Inc. Condensed Consolidated Balance Sheets (In thousands)